Mail Stop 3561

January 31, 2008

<u>Via Fax & U.S. Mail</u>

Mr. David W. Johnson
Vice President and Chief Financial Officer
555 Main Street
Racine, Wisconsin 53403

   Re: **Johnson Outdoors Inc.**
      Form 10-K for the year ended September 28, 2007
      Filed December 12, 2007
      File No. 000-16255

Dear Mr. Johnson:

   We have reviewed your response letter dated January 25, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended September 28, 2007</u>

<u>Note 15. Significant Event, page F-29</u>

1. We note from your response to our prior comment number 12 that you have inappropriately classified $736,098 of insurance proceeds received during fiscal 2006 and 2007 that were related to property and equipment losses during 2006 as cash flows from operating activities in your consolidated statements of cash flows. We also note from your response that you will revise future filings to reclassify these insurance proceeds as investing activities in your consolidated statements of cash flows. As the misclassifications of insurance proceeds in your consolidated statements of cash flows for fiscal 2006 and 2007 represent errors that appear to be somewhat material in relation to your operating cash flows for each of these periods, please confirm that you will also provide the disclosures required by paragraph 26 of SFAS No.154 in the notes to your financial statements with respect to the reclassifications.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief